Exhibit 99.1      Press Release

PRESS RELEASE
October 27, 2000

                                For further information contact:
                                David M. Bradley
                                Chairman, President and Chief Executive Officer North Central Bancshares, Inc.
                                825 Central Avenue
                                Fort Dodge, Iowa 50501
                                515-576-7531

                    NORTH CENTRAL BANCSHARES, INC. ANNOUNCES
                            STOCK REPURCHASE PROGRAM

Fort Dodge,  Iowa,  October 27, 2000 - North Central  Bancshares,  Inc. (Nasdaq:
"FFFD") (the "Company"), the holding company for First Federal Savings Bank of Iowa, announced today that it will commence a stock repurchase program. The program authorizes the Company to repurchase up to 100,000 shares of its outstanding shares of common stock during the next twelve months. The repurchases will be made from time to time, in open market transactions, at the discretion of management.

This new program will commence at the completion of the Company's current repurchase program which began on April 12, 2000, of which 10,862 shares remain to be purchased.

North Central Bancshares, Inc., with over $384 million in assets, is the holding company for First Federal Savings Bank of Iowa, a federally chartered stock savings bank. First Federal is a community-oriented institution serving Iowa through 8 full service locations in Fort Dodge, Nevada, Ames, Perry, Burlington and Mt. Pleasant, Iowa. First Federal's deposits are insured by the Federal Deposit Insurance Corporation.